Mail Stop 3561

January 31, 2008

Mr. Robert A. Whitman, Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

> **Re:** **Franklin Covey Co.**
> **Form 10-K for the fiscal year ended August 31, 2007**
> **Filed November 14, 2007**
> **File No. 001-11107**

Dear Mr. Whitman:

We have reviewed your filing solely for the issues identified below and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended August 31, 2007

Report of Independent Registered Public Accounting Firm

1.   We note that the report concerning internal control is not in the format prescribed by Example A1 in Appendix A of PCAOB Standard 2. Specifically, the accounting firm's evaluation of management's assessment of internal controls is absent. Please have KPMG refer to paragraphs 40 through 46 of PCAOB Standard 2 and Rule 2-02(f) of Regulation S-X and revise the report to encompass management's assessment of internal controls.

Franklin Covey Co.

Financial Statements

Note 17. Income Taxes

2.   We note that you significantly reduced your valuation allowance for deferred tax assets in 2006 primarily as a result of improved operating performance and the expectation of future profitability. Tell us and revise note 17 and MD&A in future filings to provide an enhanced discussion of the reasons why you believed that realization of the deferred tax assets was more likely than not during 2006 given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of SFAS 109. Your response should clearly explain the specific nature and timing of the factors that caused you to believe your deferred tax assets were reliable during the fourth quarter of 2006.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief